                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2006

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

     1.   News Release dated June 29, 2006;

     2.   Code of Conduct;

     3.   Annual Return Card Form;

     4.   Notice of Meeting;

     5.   Management Information Circular; and

     6.   Form of Proxy.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2006

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: "Joseph Giuffre"
    ---------------------------------
    Joseph P. Giuffre
    Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6

                    TEL: (403) 278-8811 - FAX (403) 225-5745

 Not for distribution to U.S. newswire services or for dissemination in the U.S.

               ANTHONY CLARK SELLS ASSETS OF LOS ANGELES OPERATION

Calgary, Alberta, Canada, June 29, 2006- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) ("ANTHONY CLARK") announces the sale by its wholly owned United States subsidiary Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts ("the Assets") of Johns Insurance Agency, its Los Angeles, California location in order to better focus its resources in other US locations.

Addison York sold the "assets" for US$1,300,000 with cash proceeds of $1.1 million on closing, with the remainder to be received over the next two years on the basis of $100,000 on each of the first and second anniversary dates of the closing. Cash proceeds of US$750,000 will be used to pay down the Bridge credit facility with the balance going to working capital of Addison York.

Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately US$79,000,000 annually in insurance preimums.

For further information:

Press Contacts - North America          Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International Insurance   Mr. Tony Consalvo, C.O.O.
Brokers Ltd.                            Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com

                                        On behalf of

                                        ANTHONY CLARK INTERNATIONAL INSURANCE
                                        BROKERS LTD.

                                        "Primo Podorieszach"

                                        Primo Podorieszach, C.E.O.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                                 (THE "COMPANY")

                                 CODE OF ETHICS

              (Adopted by the Board of Directors on June 12, 2003)

RESPONSIBILITIES OF DIRECTORS, OFFICERS, MANAGERS, AND EMPLOYEES

All managers shall be responsible for the enforcement of and compliance with this Code of Ethics including necessary distribution to ensure employee knowledge and compliance. The Board of Directors or other governing body of each affiliate company shall formally adopt this Code of Ethics as its own, binding on all directors, officers, and employees of the Company.

All employees are responsible for complying with this Code of Ethics. Any employee having information concerning any prohibited or unlawful act shall promptly report such matter to the Chief Financial Officer of the Company at Suite 355, 10333 Southport Road SW, Calgary, AB, T2W 3X6 or at 1-403-278-8811. While this is the preferred reporting procedure, employees should feel free to report to anyone in line management, including the Chief Executive Officer and Chief Operating Officer. It would also be appropriate to contact the Chair of the Audit Committee of the Board of Directors at the foregoing address or telephone number.

Employees should be advised of this reporting obligation and encouraged to report any prohibited or unlawful activities of which they are aware. There will be no reprisals for reporting such information and employees should be so advised.

The outside auditors will also be particularly alert and sensitive to such compliance. All employees are expected to provide full assistance and disclosure to external auditors in connection with any review of compliance with this Policy.

CONFLICTS OF INTEREST

Every employee has a duty to avoid business, financial or other direct or indirect interests or relationships which conflict with the interests of the Company or which divide his or her loyalty to the Company. Any activity which even appears to present such a conflict must be avoided or terminated unless, after disclosure to the appropriate level of management, it is determined that the activity is not harmful to the Company or otherwise improper.

A conflict or an appearance of a conflict of interest may arise in many ways. For example, depending on the circumstances, the following may constitute an improper conflict of interest:

Ownership of or an interest in a competitor or in a business with which the Company has or is contemplating a relationship (such as a supplier, customer, landlord, distributor, licensee/licensor, etc.) either directly or indirectly, such as through family members.

Profiting, or assisting others to profit, from confidential information or business opportunities that are available because of employment by the Company.

Providing service to a competitor or a proposed or present supplier or customer as an employee, director, officer, partner, agent or consultant.

Soliciting or accepting gifts, payments, loans, services or any form of compensation from suppliers, customers, competitors or others seeking to do business with the Company. Social amenities customarily associated with legitimate business relationships are permissible. These include the usual forms of entertainment such as lunches or dinners as well as occasional gifts of modest value. While it is difficult to define "customary", "modest", or "usual" by stating a specific dollar amount, common sense should dictate what would be considered extravagant or excessive. If a disinterested third party would be likely to infer that it affected your judgment, then it is too much. All of our business dealings must be on arm's-length terms and free of any favorable treatment resulting from the personal interest of our employees. Loans to employees from financial institutions, which do business with the Company, are permissible as long as the loans are made on prevailing terms and conditions.

Influencing or attempting to influence any business transactions between the Company and another entity in which an employee has a direct or indirect financial interest or acts as a director, officer, employee, partner, agent or consultant.

DISCLOSURE IS THE KEY. Any employee who has a question about whether any situation in which he or she is involved amounts to a conflict of interest or appearance of one should disclose the pertinent details, preferably in writing, to his or her supervisor. Each supervisor is responsible for discussing the situation with the employee and arriving at a decision after consultation with or notice to the appropriate higher level of management.

TO SUMMARIZE, each employee is obligated to disclose his or her own conflict or any appearance of a conflict of interest. The end result of the process of disclosure, discussion and consultation may well be approval of certain relationships or transactions on the ground that, despite appearances, they are not harmful to the Company. But all conflicts and appearance of conflict of interest are prohibited, even if they do not harm the Company, unless they have gone through this process.

RULES AND REGULATIONS

Our business is subject to extensive governmental regulation. It is the responsibility of the Companies management and employees to be familiar with the laws and regulations that relate to their business responsibilities and to comply with them.

If an employee has any question whether a transaction or course of conduct complies with applicable statutes or regulations, it is the responsibility of that employee to obtain legal advice from the Company's legal counsel and act in accordance with that advice. It is the responsibility of each Company's management to ensure that employees are aware of their responsibilities in this regard.

The Company must abide by all Securities Laws of both Canada and the United States to disclose to the public important information regarding the Company.

An employee who knows important information about the Company that has not been disclosed to the public must keep such information confidential.

It is violation of both Canadian and United States law to purchase or sell company stock on the basis of such important non-public information. Employees may not do so and may not provide such information to others for that or any other purpose.

Employees may not buy or sell securities of any other company using important non-public information obtained in the performance of their duties. Employees may not provide such information so obtained to others.

OTHER

The Company encourages employees to be involved personally in political affairs. However, no employee shall directly or indirectly use or contribute funds or assets of the Company for or to any political party, candidate or campaign unless such a use or contribution is an accepted practice and lawful in the country involved and is approved by the Company.

No Company funds or assets shall be used for any unlawful purpose. No employee shall purchase privileges or special benefits through payment of bribes, illegal political contributions, or illicit payments.

No undisclosed or unrecorded fund or asset shall be established for any purpose.

No false or artificial entries shall be made in the books and records of the Company for any reason, and no employee shall engage in any arrangement that results in such prohibited act, even if directed to do so by a supervisor.

No payment shall be approved or made with the agreement or understanding that any part of such payment is to be used for any purpose other than that described by documents supporting the payment.

                             ANNUAL RETURN CARD FORM
                       (REQUEST FOR FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF
    ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (the "Company") CUSIP NO. 18145N 10 7

National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to CIBC MELLON TRUST COMPANY, 600 THE DOME TOWER, 333 - 7TH AVENUE SW, CALGARY, AB T2P 2Z1

[ ] Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

[ ] Please add my name to the mailing list for the Company so that I may receive annual financial statements and related MD&A.

                           ***************************

Name of Registered/
Non-Registered Shareholder:
                                        ----------------------------------------
                                        (Please print)

Address:
                                        ----------------------------------------

                                        ----------------------------------------

                                        ----------------------------------------

Postal Code:
                                        ----------------------------------------


SIGNATURE:
           --------------------------
DATE:
      ---------------------

                 I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
                                 (PLEASE CIRCLE)

        SHAREHOLDER OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                          *****************************

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (hereinafter called the "Company") will be held in the Willow Park Room, Best Western Hospitality Inn, 135 Southland Drive S.E., Calgary, Alberta ON THURSDAY, AUGUST 3, 2006, AT 9:00 AM (LOCAL TIME) , for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2. To appoint the auditor and to authorize the directors to fix their remuneration;

3.   To determine the number of directors at six (6);

4.   To elect directors;

5. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's annual report with its audited consolidated financial statements for the fiscal year ended March 31, 2006, an Information Circular, a form of Proxy and a Request for Financial Statements Return Card. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Calgary, Alberta, this 22nd day of June, 2006.

                              BY ORDER OF THE BOARD

                              "Primo Podorieszach"

                               Primo Podorieszach
                                    President

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      Suite 355, 10333 Southport Road S.W.
                                Calgary, Alberta
                                     T2W 3X6

                              INFORMATION CIRCULAR
      (Containing information as at June 22, 2006 unless otherwise stated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anthony Clark International Insurance Brokers Ltd. (the "Company") for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, August 3, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by CIBC MELLON TRUST COMPANY of 200 Queens Quay East, Unit 6, Toronto, ON M5A 4K9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof. If a person who has been given a proxy attends personally at the meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a company, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either with the Corporate Secretary of the Company, or the CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, ON M5A 4K9, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting prior to the commencement of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked. The revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL MEMBERS

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their shares in their own name (referred to herein as "Beneficial Members") are advised that only proxies from members of record can be recognized and voted at the Meeting. Beneficial Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Members is identical to that provided to registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member's name on the records of the Company. Such shares will more likely be registered under the name of the Member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member. Should a non-registered member receiving such a form wish to vote at the Meeting, the non-registered member should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Member receiving a Proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. All references to Members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding: 8,551,978 common shares without par value*

Authorized Capital:     unlimited common shares without par value

*    as of the record date June 22, 2006

The Company has prepared, as of the close of business on June 22, 2006, a list of shareholders entitled to receive the Notice of Meeting and indicating the number of common shares of the Company held by each such shareholder. A holder of common shares named in the list is entitled to vote the common shares shown opposite his name at the meeting except to the extent that such holder has transferred the ownership of his common shares after June 22, 2006, and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the meeting, that his name be included in the list of shareholders before the meeting, in which case the transferee is entitled to vote such shares at the meeting. Any shareholder may examine the list of shareholders during usual business hours at the offices of the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1 or at the meeting. The register of transfers will not be closed.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (Alberta).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

          Name, Position,                     Principal Occupation and, IF NOT
      Province or State, and                  at Present an ELECTED Director,             Previous Service    Number of
      Country of Residence(1)              Occupation During the Past 5 Years(1)            as a Director     Shares(2)
      -----------------------              -------------------------------------          ----------------    ---------
PRIMO PODORIESZACH                   President of the Company.                           April 1, 1996         468,630
President, Chief Executive Officer
and Director
British Columbia, Canada

TONY CONSALVO                        Chief Operating Officer of the Company.             April 1, 1996         339,179
Chief Operating Officer and
Director
Alberta, Canada

THOMAS E. MILLEY(5)                  Lawyer, Partner with the law firm Demiantschuk,     June 30, 1999           1,700
Director                             Milley, Burke & Hoffinger.
Alberta, Canada

DOUGLAS FARMER(3)(4)                 Branch Manager, First National Financial LP.        September 24, 1998     47,500
Director
Alberta, Canada

NORMAND COURNOYER(3)(5)              Independent Insurance Consultant.                   August 16, 2004           Nil
Director
Alberta, Canada

ROBERT SADLEIR(3)(4)(5)              Vice-President, Finance, Cal-Gas Inc. from 2003     February 27, 2006         Nil
Director                             to present; Consultant from 2002-2003; Team
Alberta, Canada                      Leader, Corporate Reporting, Superior Propane
                                     Inc. from January 2001 to April 2002; Controller,
                                     ICG Propane Inc. from December 1997 to December
                                     2000.

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of June 22, 2006.

(3)  Denotes member of Audit Committee.

(4)  Denotes member of the Compensation Committee.

(5)  Denotes member of Corporate Governance Committee.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means: (a) the Chief Executive Officer ("CEO"); (b) the Chief Financial Officer ("CFO"), regardless of the amount of compensation of those individuals; (c) the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal period and whose salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

The Company currently has two Named Executive Officers, Primo Podorieszach and Mahesh Bhatia. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended March 31, 2006, 2005, and 2004.

                           SUMMARY COMPENSATION TABLE

                                                                  Long Term Compensation
                                                            ----------------------------------
                                                                     Awards
                                  Annual Compensation       -----------------------
                              ---------------------------   Securities   Restricted
                                                  Other        Under      Shares or   Pay-outs     All
                                                  Annual     Options/    Restricted   --------    Other
     Name and                                     Compen-      SARs         Share       LTIP     Compen-
    Principal                  Salary     Bonus   sation      granted       Units     Pay-outs    sation
     Position       Year(1)      ($)       ($)      ($)         (#)          ($)         ($)       ($)
    ---------       -------   --------   ------   -------   ----------   ----------   --------   -------
Primo                 2006    $100,000     Nil      Nil         Nil          N/A         N/A       Nil
Podorieszach          2005    $100,000     Nil      Nil      358,837/0       N/A         N/A       Nil
President             2004    $100,000     Nil      Nil      143,837/0       N/A         N/A       Nil
& Chief Executive
Officer

Mahesh Bhatia         2006     $90,000     Nil      Nil         Nil          N/A         N/A      $1,854
Chief Financial       2005     $48,750   $7,500     Nil         Nil          N/A         N/A       Nil
Officer(2)

(1)  Fiscal years ended March 31, 2006, 2005, and 2004.

(2) Mr. Bhatia was appointed Interim Chief Financial Officer from August 12, 2004 to February 28, 2005. Mr. Bhatia was appointed Chief Financial Officer on June 15, 2005.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the fiscal year ended March 31, 2006.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with an office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2006.

\
OPTION GRANTS IN LAST FISCAL YEAR

During the financial year ended March 31, 2006, no stock options were granted to the Named Executive Officers of the Company.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

No stock options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2006. The following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:

                                                                     Value of Unexercised
                                               Unexercised Options   In-the-Money Options
                      Securities   Aggregate    at Fiscal Year-End    at Fiscal Year-End
                     Acquired on     Value            (#)(1)               ($)(1)(2)
                       Exercise     Realized       Exercisable/          Exercisable/
Name                     (#)          ($)         Unexercisable          Unexercisable
----                 -----------   ---------   -------------------   --------------------
Primo Podorieszach       Nil          N/A          527,674/Nil              Nil/Nil
Mahesh Bhatia            Nil          N/A            Nil/Nil                  N/A

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) Based on the closing price of $0.66 for the common shares of the Company on The Toronto Stock Exchange on March 31, 2006, no options were in-the-money.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Company entered into an employment agreement dated April 1, 2003 (the "Agreements") with Primo Podorieszach (the "CEO") whereby, among other things, should the Company terminate the CEO without just cause, the CEO will receive payment equal to 300% of his then current annual base salary.

In addition, should any of the following events occur:

     (a) an adverse change in any of the current duties, powers, rights, discretion, salary or benefits of the CEO;

     (b)  a diminution of the current title of the CEO

     (c) a change in the person or body to whom the CEO currently reports, except if such person or body is of equivalent rank or stature or such change is a result of the resignation or removal of such person or persons comprising such body, as the case may be, provided that this does not include a change resulting from a promotion in the normal course of business;

     (d) a change in the municipality at which the CEO currently carries out his terms of employment with the Company, without the CEO's consent, unless the CEO's terms of employment include the obligation to receive geographic transfers from time to time in the normal course of business; or

     (e) the CEO is not nominated as a management nominee of the Board of Directors of the Company at a general meeting of the shareholders of the Company,

     the CEO will be entitled to terminate his employment with the Company and receive a payment equal to 300% of his then current annual base salary.

COMPOSITION OF COMPENSATION COMMITTEE

The Company's executive compensation program is administered by a compensation committee made up of two directors from the board of directors, Douglas Farmer and Robert Sadleir. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company. The Board of Directors also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer and Chief Operating Officer approve base salaries for employees at all levels of the Company based on performance and other reviews of market data available. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Company to all eligible employees in respect of a fiscal year. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options may be granted with or without SARs attached. Existing stock options/SARs have up to a five year term and are exercisable at the market price (as defined in the Stock Option Plan) of the Company's common shares on the date of grant. Generally, a holder of stock options/SARs must be a director, an employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options/SARs.

2006 Compensation of Senior Executive Officers

The Compensation Committee presented its report to the Board of Directors concerning an incentive award or bonus to be paid to senior officers of the Company in respect of the 2006 fiscal year. No incentive award or bonus was paid in respect of the 2006 fiscal year. In considering whether an incentive award or bonus should be paid, the Board of Directors takes into account revenues of the Company and other relevant factors including the senior officers personal commitment and ongoing contributions in the ongoing success and development of the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following chart compares the yearly percentage change in the cumulative total shareholder return for $100 invested in the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the fiscal period commencing March 31, 2001, and ending March 31, 2006.

                              (PERFORMANCE GRAPH)

March 31                      2001      2002     2003      2004      2005     2006
--------                    -------   -------   ------   -------   -------   ------
Company                     $100.00   $ 20.51   $16.10   $ 22.88   $ 13.56   $11.19
S&P/TSX Composite Index     $100.00   $104.88   $86.41   $119.02   $135.60   $73.38

COMPENSATION OF DIRECTORS

No stock options were granted to the Company's directors who are not Named Executive Officers during the fiscal year ended March 31, 2006.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

No stock options were exercised by the directors who are not Named Executive Officers during the fiscal year ended March 31, 2006. The following table sets forth details of the fiscal year-end value of unexercised options/SARs on an aggregated basis:

                                                           Unexercised          Value of Unexercised
                                                     Options/SARs at Fiscal    In-the-Money Options/
                            Securities   Aggregate          Year-End          SARs at Fiscal Year-End
                           Acquired on     Value             (#)(1)                  ($)(1)(2)
                             Exercise     Realized         Exercisable/             Exercisable/
Name                           (#)          ($)           Unexercisable            Unexercisable
----                       -----------   ---------   ----------------------   -----------------------
Directors who are not
Named Executive Officers       Nil           N/A           548,720/Nil                Nil/Nil

(1) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(2) Based on the closing price of $0.66 for the common shares of the Company on The Toronto Stock Exchange on March 31, 2006, no options were in-the-money.

During the most recently completed financial year, directors received compensation for services provided to the Company in their capacities as directors, officers and/or consultants and/or experts as follows:

During the fiscal year ended March 31, 2006, the Company was billed approximately $174,013 for legal fees (excluding disbursements and taxes) by a law firm in which Thomas Milley, one of the Company's directors, is a partner, for legal services rendered.

During the fiscal year ended March 31, 2006, the Company was billed approximately $88,793 for legal fees (excluding disbursements and taxes) by a law firm in which Joseph Giuffre, one of the Company's directors, is a partner, for legal services rendered.

Each member of the Audit Committee receives consideration of $1,500 per meeting attended.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness. On June 27, 2001, the Company approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Company, such loan being repayable on demand with interest at the prime lending rate and being secured by a general security agreement and share pledge. As of March 31, 2006, the outstanding indebtedness has been reduced to $40,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended March 31, 2006, the number of securities authorized for issuance under the Company's Stock Option Plan which was approved by the shareholders of the Company on May 29, 2000:

                                                                                     Number of securities
                                                                                    remaining available for
                                Number of securities to     Weighted-average     future issuance under equity
                                be issued upon exercise     exercise price of         compensation plans
                                of outstanding options,   outstanding options,       (excluding securities
                                  warrants and rights      warrants and rights     reflected in column (a))
Plan Category                             (a)                      (b)                        (c)
-------------                   -----------------------   --------------------   ----------------------------
Equity compensation plans              1,275,411                  $0.99              10% of the issued and
approved by securityholders                                                      outstanding common shares of
                                                                                  the Company at the time of
                                                                                   grant less the number of
                                                                                      outstanding options

Equity compensation plans not                N/A                    N/A                       N/A
approved by securityholders
                                       ---------
TOTAL                                  1,275,411
                                       =========

STATEMENT OF CORPORATE GOVERNANCE

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines"), the Company is required to give full and complete disclosure of its systems of corporate governance. The Company's Board of Directors and senior management regards good corporate governance as fundamental to the effective and efficient operation of the Company. The following describes the Company's approach to corporate governance.

BOARD OF DIRECTORS

The Board currently consists of seven directors, Primo Podorieszach, President and Chief Executive Officer of the Company, Tony Consalvo, Chief Operating Officer of the Company, Joseph Giuffre, Corporate Secretary of the Company, Thomas Milley, Douglas Farmer, Normand Cournoyer and Robert Sadleir.

NI 58-101 distinguishes independent and non-independent directors. For the purposes of NI 58-101, Messrs. Podorieszach, Consalvo and Giuffre do not qualify as an independent directors as they are executive officers of the Company. Mr. Milley does not qualify as an independent director as he is a legal advisor to the Company and receives compensation for his services. Messrs. Farmer, Cournoyer and Sadleir are independent directors pursuant to NI 58-101.

The Board believes the Company is well served with its current board composition and that the independence of the Board from management is not compromised. The Board does not have formal structures or procedures to ensure that the Board functions independently of management. The Board encourages its independent directors to meet formally or informally on an as needed basis to facilitate open and candid discussions on matters affecting the Company. If all management nominees are elected as directors of the Company, three of six directors will qualify as independent to ensure there is an appropriate level of independence on the Board.

The following director of the Company is also a director of another reporting issuer as set out below:

NAME OF DIRECTOR      NAME OF REPORTING ISSUER
----------------   -----------------------------
Thomas E. Milley   ILI Technologies (2002) Corp.

The Board holds regularly scheduled meetings at least four times per year to approve the annual and quarterly financial statements of the Company in which most of its Board members attend in person or by telephone conference. The independent members of the Board meet on an ad hoc basis during the year either in person or by telephone conference on an as needed basis to review and discuss the Company's financial and business activities. During the last completed financial year, the independent Board members did not meet formally but some of the independent Board members corresponded informally by email or telephone conference on at least two occasions to discuss various matters relating to the Company's business activities and management.

Primo Podorieszach is the Chairman of the Company and is not an independent director. The Board encourages each of its directors to fully participate in meetings of its Board of directors and to consult with any of its other directors on any matters and to form a committee if required and seek legal advice on any matters concerning the Company, the cost of which is to be borne by the Company.

The following is the attendance record of each director for the board meetings held since the beginning of the last completed financial year are as follows:

NAME OF DIRECTOR     BOARD OF DIRECTORS   AUDIT COMMITTEE   COMPENSATION COMMITTEE
----------------     ------------------   ---------------   ----------------------
Douglas Farmer             4 of 4              4 of 4               2 of 2
Normand Cornouyer          4 of 4              4 of 4                 N/A
Patti Runnalls(1)          2 of 4              2 of 4                 N/A
Tony Consalvo              3 of 4                N/A                  N/A
Joseph P. Giuffre          1 of 4                N/A                  N/A
Primo Podorieszach         4 of 4                N/A                  N/A
Thomas Milley(2)           3 of 4              2 of 4               2 of 2
Robert Sadleir(3)          0 of 4              0 of 4                 N/A

----------
(1) Patti Runnalls ceased to act as a director of the Company on August 15, 2005.

(2) Due to Ms. Runnalls ceasing to act as a director, Thomas Milley joined the Audit Committee on August 15, 2005, and resigned from the Audit Committee on February 27, 2006.

(3) Robert Sadleir became a Director and member of the Audit Committee on February 27, 2006.

BOARD MANDATE

The Board has adopted a written mandate (the "Mandate"). Under its Mandate, the Board is responsible for the following:

Appointing and Monitoring Senior Management - including appointing the President, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and monitoring and assessing their performance, determining their compensation and providing advice and counsel in the execution of their duties; approving the appointment and remuneration of all corporate officers, acting upon the advice of the Chief Executive Officer; and ensuring management is aware of the Board's expectations of management.

Strategic Planning - including ensuring there are long-term goals and a strategic planning process in place for the Company and participating with management directly or through its committees in developing and approving the mission of the business of the Company and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Company's business.

Risk Management - including understanding the principal risks of the business in which the Company is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and ensuring that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

Reporting and Communication - including ensuring the Company has policies and programs in place to enable effective communication with shareholders other stakeholders and the public generally; ensuring financial performance is adequately reported to shareholders, other securityholders and regulators on a timely and regular basis and that the financial results are reported fairly and in accordance with generally accepted accounting standards; ensuring timely reporting of any other significant and material development which may have a material impact on the value of the Company; reporting annually to shareholders on the Company's stewardship of the affairs of the Company for the preceding year; and developing appropriate measures for receiving shareholder feedback.

Policies, Procedures and Compliance - including ensuring the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; approving and monitoring compliance with significant polices and procedures by which the Company is operated.

Monitoring and Acting - including monitoring the Company's progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances; to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and to make regular assessments of the Board's effectiveness.

The Board has the responsibility to appoint and delegate responsibilities to committees where appropriate to do so.

A copy of the Mandate may be obtained by writing to the Company at Suite 355, 10333 Southport Road S.W. Calgary, Alberta T2W 3X6.

POSITION DESCRIPTIONS

The Board has adopted a written position description for the Chairman of the Company which sets out his roles and responsibilities including leading the Board in the performance of its duties; monitoring and reporting to the Board on the effectiveness of the board and of each director; leading the Board's assessment of the performance of the President and Chief Executive Officer (the "CEO") and his management team (or, if also serving as President and/or CEO, delegates this duty to the Corporate Governance Committee); and taking the lead in the Company's adherence to the highest standards of corporate governance. The Chairman also acts in an advisory capacity to the President and CEO, the Chief Operating Officer ("COO"), the Chief Financial Officer ("CFO") and to other officers on all matters concerning the interests and management of the Company. In co-ordination with the CEO, the COO and the CFO, the Chairman may play a role in the Company's external relationships.

The Board has also adopted a written position description for the CEO which sets out the roles and responsibilities including leading an effective and cohesive management team, setting the tone for the Company by exemplifying consistent values of high ethical standards and fairness and leading the Company in defining its vision. He is the main spokesperson for the Company and bears the chief responsibility to ensure it meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board with due regard to the Board's requirement to be informed and to be independent.

The chairs of the committees are governed by the individual charters of each committee of which they chair, and any questions regarding their role can be discussed and clarified with the Chairman of the Board.

ORIENTATION AND CONTINUING EDUCATION

At present, the Company does not provide a formal orientation and education program for new directors but provides new directors with an information package concerning the Company, director responsibility and director liabilities. New directors will also be given an opportunity to familiarize themselves with the Company, the current directors and members of management. The Company currently has no specific policy regarding continuing education for directors, and requests for continuing education are encouraged, and dealt with on an ad hoc basis.

ETHICAL BUSINESS CONDUCT

The primary step taken by the Company to encourage and promote a culture of ethical business conduct is to conduct appropriate due diligence on proposed directors, and ensure that proposed directors are of the highest ethical standards. The Board has adopted a written code of ethics that addresses the following:

     - conflicts of interest, including transactions and agreements in respect of which a director or executive officer has material interest;

     -    protection and proper use of corporate assets and opportunities;

     -    confidentiality of corporate information;

     - fair dealing with the Company's security holders, customers, suppliers, competitors and employees;

     -    compliance with laws, rules and regulators; and

     -    reporting of any illegal or unethical behaviour.

A copy of the Code of Ethics may be obtained from SEDAR under the Company's name at www.sedar.com. The Board does not actively monitor compliance with the Code of Ethics, but requires prompt notification of apparent or real breaches so that it may investigate and take action. The Code of Ethics is circulated to all employees.

NOMINATION OF DIRECTORS

The Board does not presently have a nominating committee. Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Board and management. Proposals are put forth by the Board and management and considered and discussed. If a candidate is nominated, the Board and management will conduct due diligence on the candidate to determine if the candidate is acceptable to be appointed to the Board or be nominated as a management nominee at the next annual general meeting.

COMPENSATION

The Company has established a Compensation Committee to review the compensation paid to directors and officers. The Compensation Committee has adopted a written charter which sets out the responsibilities including:

     (a) recommending to the Board human resources and compensation policies and guidelines for application to the Company;

     (b) ensuring that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management;

     (c) setting the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and approving compensation for all other designated officers in the Company after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board;

     (d) implementing and administering human resources and compensation policies approved by the Board concerning the following:

          (i) executive compensation, contracts, stock plans or other incentive plans; and

          (ii) proposed personnel changes involving officers reporting to the Chief Executive Officer,

     (e) from time to time, reviewing the Company's broad policies and programs in relation to benefits;

     (f) annually receiving from the Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees;

     (g) from time to time, reviewing with the Chief Executive Officer the Company's broad policies on compensation for all employees and overall labour relations strategy for employees;

     (h) periodically reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and reporting and making recommendations to the Board accordingly;

     (i) reporting regularly to the Board on all of the Committee's activities and findings during that year; and

     (j) developing a calendar of activities to be undertaken by the Committee for each ensuing year and submitting the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.

The Compensation Committee currently consists of two directors, both of whom are independent.

OTHER BOARD COMMITTEES

Other than the Audit and Compensation Committees, the Company has a Corporate Governance Committee, which is currently comprised of three directors, two of whom are independent. The Corporate Governance Committee is responsible for: (i) assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement; (ii) ensuring that procedures are in place to monitor the effectiveness of Board performance, committees of the Board and individual directors; (iii) monitoring, for the Board, the ongoing application of the Company's corporate governance principles; (iv) acting as a forum for concerns of individual directors that are readily discussed in a full Board meeting; and (v) ensuring that clear definition and separation of the responsibilities of the Board, the Board committees, the CEO and officers of the Company is maintained. The Corporate Governance Committee has adopted a written charter.

ASSESSMENTS

The Board currently has no formal process for assessing the Board and its members but expects to have a formal process in place following the next annual general meeting of shareholders.

APPOINTMENT OF AUDITOR

Management proposes to re-appoint the Company's current auditor, D&H Group LLP, Chartered Accountants, at the Meeting. Shareholders will be asked to approve the appointment of D&H Group LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board. D&H Group LLP have been the auditor of the Company since April 2005.

AUDIT COMMITTEE

Information concerning the Company's Audit Committee is set out under the heading "Audit Committee" in the Company's Annual Information Form ("AIF") dated June 29, 2006 which contains information for the year ended March 31, 2006. The AIF may be obtained from SEDAR under the Company's name at www.sedar.com.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since April 1, 2005 any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company, at any time since the beginning of the Company's last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, the Shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for the financial year ended March 31, 2006. Shareholders may contact the Company to request copies of the financial statements and MD&A by mail to Suite 355, 10333 Southport Road SW, Calgary, Alberta T2W 3X6 or by fax to 403-225-5745.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: June 22, 2006.

"Primo Podorieszach"                    "Mahesh Bhatia"
-------------------------------------   -------------------------------------
Primo Podorieszach,                     Mahesh Bhatia
Chief Executive Officer                 Chief Financial Officer

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                                                                PROXY

                                               ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY")

TO BE HELD AT THE Willow Park Room, Best Western Hospitality Inn, 135 Southland Drive S.E., Calgary, Alberta ON THURSDAY, AUGUST 3,
2006, AT 9:00 AM (LOCAL TIME)

THE UNDERSIGNED MEMBER ("Registered Shareholder") of the Company hereby appoints Primo Podorieszach, President of the Company, or failing this person, Tom Milley, Director of the Company, or in the place of the foregoing, ______________________________________
as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered
Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned
Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the
Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

1.   To appoint D&H Group LLP as Auditor of                           9.   To transact such other business as       FOR      AGAINST
     the Company                                   FOR     WITHHOLD        may properly come before the
                                                                           meeting.
2.   To determine the number of Directors at
     SIX (6)                                       FOR      AGAINST   The undersigned Registered Shareholder hereby revokes any
                                                                      proxy previously given to attend and vote at said Meeting.
3.   To elect as Director, PRIMO PODORIESZACH      FOR     WITHHOLD
                                                                      SIGN HERE:            ________________________________________
4.   To elect as Director, TONY CONSALVO        ________   ________
                                                                      Please Print Name:    ________________________________________
5.   To elect as Director, DOUGLAS FARMER       ________   ________
                                                                      Date:                 ________________________________________
6.   To elect as Director, THOMAS MILLEY        ________   ________
                                                                      Number of Shares      ________________________________________
7.   To elect as Director, NORMAND COURNOYER    ________   ________
                                                                      Represented by Proxy: ________________________________________
8.   To elect as Director, ROBERT SADLEIR       ________   ________
                                                                      THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

                                                                      SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE
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                                                INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2.   This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a company, by a duly authorized officer or representative of the company; and
     IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.   IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered
     Shareholder, by July 14, 2006.

4.   A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5.   A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the
     following:

     (a)  APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

     (b)  APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Company, to vote according to the Registered
          Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.   THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE
     INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered
     Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY
VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of CIBC MELLON TRUST COMPANY by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

                                                      CIBC MELLON TRUST COMPANY
                                                             PROXY DEPT
                                                    200 QUEENS QUAY EAST, UNIT 6
                                                        TORONTO, ON M5A 4K9
                                                         FAX: (416)368-2502
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